Exhibit 99.3

Jianzhi Education Technology Group Company Limited
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON APRIL 20, 2026

We,              of ____________, being the registered holder of              Class A ordinary shares, par value US$0.0001 per share, and              Class B ordinary shares, par value US$0.0001 per share, in Jianzhi Education Technology Group Company Limited (the “Company”) hereby appoint            , or failing him/her, the Chairman of the extraordinary general meeting (the “EGM”), as our proxy to attend and act on our behalf as a shareholder at the EGM to be held at 15F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China on April 20, 2026 at 9:00 p.m. (Beijing time). Our proxy is instructed to vote on a poll or on a show of hands on the resolutions and provide approval in respect of the matters specified in the notice of the EGM as indicated below:

ORDINARY RESOLUTION	Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN
To approve the increase of authorized share capital[7]
SPECIAL RESOLUTION
To approve the adoption of third amended and restated memorandum of association and articles of association of the Company[7]
Dated , 2026
Signature:

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.      Only the registered holders of record of the ordinary shares of the Company at the close of business on March 20, 2026 (New York time) should use this form of proxy.

2.      If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the EGM provided that each proxy is appointed to represent the respective number of shares held by you as specified in the relevant proxy form. A proxy need not be a shareholder but must attend the EGM in person in order to represent you. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the EGM will be appointed as your proxy.

3.      Submission of the executed proxies shall not preclude you from attending and voting at the EGM Meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.      Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to Conyers Corporate Services Limited (“Conyers”) before 9:00 p.m. on April 18, 2026 (Beijing time), being the deadline for return of such proxies, will be voted by the proxy holder at the EGM as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the

EGM. However, if any other matter properly comes before the EGM, or any adjournment thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5.      Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6.      Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. The form of proxy must be signed and dated by you as registered shareholder or your attorney duly authorised in writing. If shareholder which is a company, it should execute this proxy form under its common seal or by the signature(s) of the person(s) authorised to sign on its behalf. To be valid, the form of proxy (together with any power of attorney or other authority under which it is signed or a duly certified copy of that power or authority) must be returned by mail to Conyers at 29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, Attention: Team GCS13, or send copies of the foregoing by email to JianzhiEGM@conyers.com as soon as possible and in any event no later than 9:00 p.m. on April 18, 2026 (Beijing time).

7.      Please refer to the notice of the EGM for the full text of the resolutions.